

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
Kenneth I. Chenault
Chairman, Chief Executive Officer and Director
American Express Company
World Financial Center
200 Vesey Street
New York, NY 10285

> **Re: American Express Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 1, 2012**
> **File No. 001-07657**

Dear Mr. Chenault:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 1. Business
Card Issuing Business and Deposit Programs – Regulation, page 24

1.   Please revise future filings to update the current status of the public, written supervisory agreement that AEBFSB entered into with the Office of Thrift Supervision in August 2010.

Item 1A. Risk Factors
We have agreements with business partners in a variety of industries…, page 92

2.   In future filings, beginning with your next Form 10-Q, please expand this risk factor to
        address the following:
        •   Describe the contractual triggering events that could obligate you to make payments
            to your partners.
        •   Quantify your exposure to the airline industry under the risk scenarios described.
        •   Disclose the portion of your billed business and worldwide cardmember loans that the
            airline industry and Delta Air Lines account for.

        In addition, please tell us the basis for your determination that you are not required to file
        the agreements related to your relationship with Delta Air Lines as exhibits.

Exhibit 13 - 2011 Financial Results
Critical Accounting Estimates, page 16
Reserve for Membership Rewards Costs, page 16

3.   We note your disclosure of the sensitivity of the reserve for membership reward costs due
        to various assumptions which we believe is helpful to investors. In light of the significant
        impact that changes in assumptions can have on the amount of your membership reward
        reserve, the fact that changes in assumption appear to occur with some frequency,
        including during the first quarter of 2011, which you quantify separately on page 39 of
        the March 31, 2012 Form 10-Q, please consider providing a separate rollforward of the
        membership reward reserve that breaks out changes due to newly earned rewards,
        changes in assumptions, and customer redemptions.

Derivative Instruments, page 17

4.   We note your disclosure that based on your assessment of the credit risk of the
        Company's derivative counterparties, you do not have derivative positions that warrant
        credit valuation adjustments. W also note your disclosure on page 64 that credit
        valuation adjustments are necessary when the market parameters, such as a benchmark
        curve, used to value derivatives are not indicative of the credit quality of the Company or
        its counterparties. Your disclosure further states that you consider the counterparty credit
        risk by applying an observable forecasted default rate to the current exposure. Please
        respond to the following:
        •   Please clarify whether you have recorded any credit valuation adjustments for your
            derivative counterparties during the three years ended December 31, 2011.
        •   To the extent that you have not recorded credit valuation adjustments for any of your
            derivative counterparties during these periods, please tell us how you concluded that

> none of your counterparties required a credit valuation adjustment, particularly given the credit market conditions during the past few years.

- Please tell us whether you have recorded any adjustments to your derivative liabilities to reflect your own credit risk. If not, please tell us how you concluded that no adjustments were required during any of the years presented.

Selected Statistical Information, page 20
Calculation of Net Interest Yield on Cardmember Loans, page 21

5.   We note your disclosure here, as well as on pages 41 and 43, of "adjusted net interest income" and "adjusted average loans." These measures appear to be non-GAAP measures. Please revise future filings to appropriately label these as non-GAAP measures and to provide the information required by Item 10(e) of Regulation S-K. Further, please revise your disclosure to either provide a cross-reference to the definition of these terms (as provided on page 48), or to define these terms in a footnote to the tabular disclosures included here and on pages 41 and 43.

Consolidated Capital Resources and Liquidity, page 27
Capital Strategy, page 28

6.   We note your disclosure of the estimated impact of the Basel III capital rules on your Tier 1 risk-based capital, Tier 1 common risk-based ratio, and Tier 1 leverage ratio. We also note your disclosure that these proposed capital ratios are non-GAAP measures. In light of the fact that these are non-GAAP measures, we believe the calculation of the ratios should be provided, along with a discussion of any estimates that were considered in the calculation given the rules have not yet been finalized.

Funding Programs and Activities, page 30

7.   We note your disclosure here related to how future credit downgrades could affect your borrowing capacity in the unsecured debt and asset securitization capital markets. We also note that your last credit downgrade was in 2009, and you disclose that downgrades in the last several years have not materially impacted your borrowing costs or resulted in a reduction of your borrowing capacity. Please revise future filings to disclose the impact that a one-notch downgrade in your credit ratings could have on your funding programs and activities, including your borrowing capacity, borrowing costs, additional funding requirements and/or collateral that would be needed, and any derivative or other financial instrument triggers that may be met. Please include quantification of the impact as applicable.

Note 4 – Accounts Receivable and Loans, page 65
Cardmember Loans and Cardmember Receivables Aging, page 66

8. We note your footnote disclosure to this table which explains that, for receivables in
    International and Global Commercial Services (IGCS), delinquency data is tracked based
    on days past billing (rather than days past due) and that, due to system constraints, you
    are unable to track past due data for periods prior to 90 days past billing. Given that this
    category of receivables makes up nearly 50% of your total cardmember receivables at
    period end, please address the following:
    •   Tell us in more detail what kind of "system constraints" prohibit you from tracking
        delinquency data on these loans prior to the 90 days past billing date. Specifically,
        tell us how you are, at a minimum, not able to determine the cardmember receivables
        that are current.
    •   In light your systems limitations, please tell us what other types of credit quality
        indicators you use to evaluate the credit quality of the portfolio and determine your
        reserve for losses. To the extent other indicators are used, please tell us how you
        concluded they should not be disclosed pursuant to the guidance in ASC 310-10-50-
        27 through ASC 310-10-50-30.

Credit Quality Indicators for Loans and Receivables, page 67

9. We note your disclosure of the net write-off rates for your loans and receivables and
    related past due statistics. However, please also tell us whether you monitor the FICO
    score of your cardmembers, and if so, whether you considered also providing disclosure
    of this information pursuant to the guidance in ASC 310-10-50-27 through ASC 310-10-
    50-30. As part of your response, please tell us whether FICO scores, or something
    similar, are available for your cardmembers outside of the United States.

Changes in Cardmember Loan Reserve for Losses, page 71

10. We note that you disclose that cardmember loan provisions-other primarily represents
    provisions for cardmember loans resulting from unauthorized transactions and that this
    amount has grown over time. However, we note that you combine net write-offs related
    to unauthorized transactions and foreign currency translation adjustments and the
    combined deduction to the reserve for losses shows a different trend. Given that write-
    offs due to unauthorized transactions and foreign translation adjustments are driven by
    completely different factors, and the fact that the adjustment related to foreign currency
    could increase or decrease the reserve for losses, please consider separately breaking out
    this line item, or at least separately quantifying the components in a footnote.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Notes to Consolidated Financial Statements
Note 3 - Fair Values, page 6

11.   We note from your disclosure that the only financial asset or financial liability you measure at level 3 in the fair value hierarchy on either a recurring or non-recurring basis is loans. We also note your narrative disclosure on page 10 related to your valuation methodology for loans, which is a discounted cash flow model, as well as a list of the significant unobservable inputs you utilize in your methodology. Please revise future filings to provide the disclosure required by ASC 820-10-50-2(f) and ASC 820-10-55-105.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt at (202) 551-3572 or Stephanie Ciboroski, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman, Special Counsel at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director